# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jingbo Technology, Inc., CIK 0001647822
CUSIP: 80534W205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Floor 1 to 6, No. 1 to 10, Chuangyi Road, Yinhu Village, Shoujiang Town, Fuyang District, China (F4), 310000
Date of event which requires filing of this statement: 01/27/2025
Filed by CIK 0002111994
Persons authorized to receive notices and communications: Zhang Guowei, Floor 1 to 6, No. 1 to 10, Chuangyi Road, Yinhu Village, Shoujiang Town, Fuyang District, China (F4), 310000, 86-4009260345

## Reporting persons
- Hangdu Technology Ltd (CIK 0002111994): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 29,297,863; shared voting power 0; sole dispositive power 29,297,863; shared dispositive power 0; aggregate amount beneficially owned 29,297,863 (5.28% of the class)
  Comment: Box 13 - (1) Represents 29,297,863 shares of Issuer's Common Stock held by Hangdu Technology Limited. (2) Based on 555,315,412 shares of the Issuer's Common Stock outstanding on January 12, 2026 as reported by the Issuer on a Form 10-Q filed with the SEC on January 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Jingbo Technology, Inc.
Address of issuer's principal executive offices: Floor 1 to 6, No. 1 to 10, Chuangyi Road, Yinhu Village, Shoujiang Town, Fuyang District, China (F4), 310000
Comment: This Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $ 0.001 per share (the "Common Stock"), of Jingbo Technology, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Hangdu Technology Limited (the "Reporting Person")
Residence or business address: Residence or business address: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment: The Reporting Person is a shareholder of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: Citizenship: Virgin Islands, British

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 18, 2024, the Issuer entered into a Shares Exchange Agreement with Xinghe Technology Limited ("Xinghe"), a British Virgin Islands company and the Reporting Person, the sole shareholder of Xinghe. Pursuant to the Share Exchange Agreement, the Issuer issued 550,000,000 shares of Common Stock, par value $0.001 per share of the Company to the Reporting Person, in consideration for the acquisition of all the issued and outstanding shares in Xinghe.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 14, 2025, the Reporting Person transferred 505,702,137 of its Common Stock of the Issuer to nine persons in a private transaction. On June 9, 2025, the Reporting Person transferred 15,000,000 of its Common Stock of the Issuer to one person in a private transaction. As of the date of this Schedule 13D, the Reporting Person held 29,297,863 shares of Common Stock of the Issuer.

Except as above, the Reporting Person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his ownership of the shares of Common Stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to acquire additional shares of Common Stock or to dispose of, in any manner permitted by law, all or a portion of the Common Stock which he now owns or may hereafter acquire.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Person beneficially owns, in aggregate, 29,297,863 shares of Common Stock, representing 5.28% of the Issuer's outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 29,297,863
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 29,297,863
(iv) Shared power to dispose or direct the disposition: -0-
Transactions in the class effected during the past sixty days:
The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

Except as otherwise set forth herein, the Reporting Person has effected no transactions in the Common Stock of the Issuer within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Shares Exchange Agreement, dated as of November 18, 2024, by and among Jingbo Technology, Inc., Hangdu Technology Limited and Xinghe Technology Limited

## Signatures
- Hangdu Technology Ltd: /s/ Xiujuan Chen, Xiujuan Chen (03/05/2026)